Offering Statement for Notiphy Corporation

("Notiphy Corporation," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Notiphy Corporation

   1700 Leider Lane
   Suite 100
   Buffalo Grove, IL 60089

Eligibility

2. **The following are true for Notiphy Corporation:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Brice Saul

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/01/2019	10/01/2020	Notiphy Corporation	Director, Customer Success
10/01/2020	05/01/2022	Notiphy Corporation	Vice President Product Strategy
05/01/2022	Present	Notiphy Corporation	Chief Experience Office

Short bio: Brice was Notiphy's first employee and has been working with Bob since Notiphy got started so he extremely knowledgeable on the market, solutions in the market, and the needs of our customers. Brice is a product management professional with a strong background in business processes, workflows, and technology implementation. He previously served as the Director of Business Development for Round2, where he led customer implementations. He also gained experience at firms like Coyote Logistics, Echo Global Logistics, and Command Transportation. Brice has a bachelor's degree from the University of Illinois Urbana-Champaign. LinkedIn: https://www.linkedin.com/in/brice-saul-07b798a6/

Name
David Rosenstein

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/18/2018	Present	Notiphy Corporation	Board of Director
01/01/2007	Present	Connexion	President & CEO

Short bio: David Rosenstein is President and Chief Executive Officer CX Connexion, a privately held, provider of electrical and energy business solutions headquartered in Buffalo Grove, IL. David spent the first 23 years of his career at Brook Electrical Distribution Co. serving as its President and CEO from 1994 through the 2006 including leading the company through sale to Sonepar in 2000. He is a 1984 graduate from Indiana University with a BS in finance. David is the former AD (Affiliated Distributors) U.S. Electrical Board Chair and is the former Chair of IDEA (Industry Data Exchange). He currently sits on the Executive Committee. of the NAED Board of Trustees and is a Member of the EA-Chicago Board of Directors. In his spare time, David enjoys running, swimming, golf, guitar, and spending time with his family. LinkedIn: https://www.linkedin.com/in/dmr444/

Name
Doug Hirsh

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/22/2020	Present	Notiphy	Board Member
09/01/2017	Present	Palomar Properties LLC	President
08/01/2012	Present	Dough Farms Opportunity Fund III, LLC	Portfolio Manager
10/01/2010	Present	Dough Farms Opportunity Fund II, LLC	Manager, Member
01/01/2010	Present	Dough Farms Opportunity Fund I, LLC	Manager, Member
03/01/2009	Present	Glencoe Farms	Member
05/01/2008	Present	Dough Farms	Member
01/01/2001	Present	Douglas Hirsh Enterprises, Ltd.	President

Short bio: Doug Hirsh is President of Palomar Properties LLC, a multi-family property management company located in the Tampa/St. Petersburg, Florida. Doug is also the Portfolio Manager and member for Dough Farms Opportunity Funds LLC which focuses on farm investments, acquisitions and management of farmland located in Illinois, Iowa, Indiana and Wisconsin. Dough Farms sources undervalued row crop to maximize value for accredited investors. Dough has historically demonstrated the ability to deliver favorable returns to investors. Doug is a 1992 graduate Gies College of Business - University of Illinois with a BS majoring in Accounting and he attended the University of Chicago, graduating in 2005 with an MBA. Doug is also a CPA. LinkedIn: https://www.linkedin.com/in/douglas-hirsh-4a445916/

Name
Kerry Jordan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/01/2022	Present	Notiphy	Board Member
10/01/2018	Present	Supercritical, LLC	Co-Founder and Managing Partner
08/01/2020	Present	FIN Compliance	Member of Board of Advisors
05/01/2021	11/01/2022	Janelle Beauty	Member of Board of Advisors
11/01/2017	11/01/2022	YWCA Metropolitan Chicago	Impact Investing Advisory Council Member
08/01/2020	02/01/2022	Truly Green Plastic	Member of Board of Advisors
10/01/2017	09/01/2020	International Women's Forum	Member of Board of Directors
06/01/2016	09/01/2020	Warriors at Ease	Chairman of Board of Directors

Short bio: Kerry Jordan's 30-year career in the financial services industry spans from the early days of electronic trading at Nasdaq, to derivatives structuring at Bank of America in the dot-com era, to venture capital and private equity investing as chief operating office at D'Orazio Capital Partners. Most recently, Kerry co-founded Supercritical, LLC, a growth consultancy serving the hemp and cannabis sectors. Kerry has developed a diverse range of competencies and capabilities that has proven a distinct benefit for corporate leadership and board directorship. This experience includes substantial P&L responsibility, detailed understanding of financial modeling and securities structuring, and a deep knowledge of investment operations and administration. Kerry has expertise in interpreting financial statements, audits, and investment portfolios, and translating this information into easy-to-understand terms. Kerry gained her technical proficiency working for large, sell-side financial institutions as well as small, buy-side asset managers. She acquired her academic experience from undergraduate and graduate degrees in finance, the Chartered Financial Analyst program, and the International Women's Forum Corporate Leadership Fellows program. Kerry has significant for-profit and nonprofit board experience as a director and executive officer. Education: • Bachelor of Business Administration - Finance, University of Massachusetts, Amherst, MA – 1988 • Master of Science - Finance, The George Washington University, Washington, DC – 1996 • Chartered Financial Analyst, CFA Institute, Charlottesville, VA – 1997 • Fellow, International Women's Forum, On the Board LinkedIn: https://www.linkedin.com/in/kerryjordan/

Name
Joe Caplan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/04/2018	12/31/2021	Magin	Regional Account Manager
10/04/2016	12/29/2018	Magid	Studio Mechanic
01/01/2022	Present	Notiphy Corporation	Director of Sales

Short bio: Raised in the suburbs of Chicago, and educated at The Ohio State University, Joe spent over a decade working many roles in the emerging Chicago film industry. Looking for a new challenge, Joe then focused on his passion for sales and spent three years providing personal protective equipment (PPE) solutions to industrial manufacturing customers before and during a global pandemic with Magid Glove & Safety. He now strives to build strong relationships with his customers by offering operational control and oversight while eliminating paper from manufacturing processes with Notiphy. He takes a partnership approach to service his clients and meets their needs. Education: Ohio State University, 2002 - 2006, BA Political Science. LinkedIn: https://www.linkedin.com/in/joseph-caplan-b16b7716/

Name
Laurie Parfitt

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2022	Present	Notiphy Corporation	CMO
03/03/2020	Present	LKP Impact Consulting LLC	CEO
01/02/2019	02/22/2020	Mission Dispensaries	VP Customer Engagement and Marketing
01/13/2015	12/14/2019	Mizcan America	Head of Category Management

Short bio: Michigan State University, BS, Merchandising Management. Public speaker, commercial strategy & execution leader that helps companies extract value & position themselves for growth. LinkedIn: https://www.linkedin.com/in/laurieparfitt/

Name
Steve Abrams

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/18/2018	Present	Notiphy Corporation	Board of Director
01/01/2007	Present	Connexion	COO

Short bio: Steve Abrams is the Chief Operating Officer of CX Connexion, a privately held provider of electrical and energy business solutions headquartered in Buffalo Grove, IL. Steve has worked the electrical industry since 1995 first with Brook Electrical Distribution Company as its Chief Operating Officer. In 2007, Steve and his partner started CX Connexion. He is a 1982 graduate of the University of Michigan with a BA majoring in History and Political Science. After graduation, Steve attended the Kellogg School of Management at Northwestern University, graduating in 1984 with an MM in Finance. In his spare time, enjoys hiking, biking travelling and most of all, spending time with his family. LinkedIn: https://www.linkedin.com/in/steve-abrams-aa7035a/

Name
Dmitry Dukhan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2021	Present	Notiphy Corporation	CTO
10/01/2022	Present	SentinelOne	Strategic Security Engineer
10/01/2018	11/01/2022	HULFT, Inc.	Sr. Director Digital Manufacturing

Short bio: As Senior Director of Digital Product, Dmitry is responsible for product strategy, roadmap, and go-to-market initiatives for HULFT, Inc., a strategic partner of Notiphy. Dmitry and his team are focused on creating the leading supply chain integration platform, bringing together old and new digitization and automation, vetting the industry ecosystem, and resolving best in-class fit for the manufacturing industry. As CTO of Notiphy Corporation, he oversees the current technology and helps create our roadmap and policy. Dmitry understands our customers' needs and is able to align Notiphy's technology-related decisions with its goals. Prior to joining HULFT, Inc. and Notiphy, Dmitry held positions within Link Solutions Group and Pivotal Software, where he led efforts creating digital products for customers. He partnered with leading public and private cloud providers, integrated enterprise and Open Source Software to deliver industry-leading, born-in-cloud, digital, product solutions that his customers could scale through any private, public, or hybrid cloud. Some of those solutions were used by the customer to facilitate award-winning mobile application marketing campaigns for upwards of 33 million downstream customers. Dmitry holds a Bachelor and Master of Science degree in Computer Science and Computer Engineering from Michigan State University and Wayne State University, respectively. LinkedIn: https://www.linkedin.com/in/dmitry-dukhan-4844241/

Name
Robert Wise

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2019	Present	Notiphy Corporation	Board Member
01/01/2019	Present	Notiphy Corporation	CEO & President
05/01/2020	Present	Fabricators & Manufacturers Association	Software Technology Council
10/01/2020	Present	NSCA	Emerging Technology Committee

Short bio: Bob is an experienced technology leader with over 25 years of expertise in executive roles. He is currently the founder and CEO of Notiphy Corporation. Notiphy is feature-rich, SaaS-based work execution, collaboration and intelligence software that replaces paper and spreadsheets, accelerates manufacturing, cannabis cultivation, and distribution, validates and tracks progress, improves retention, centralizes key data, and can increase profitability. Notiphy makes frontline workers accountable, efficient, productive, and safer and brings management operational data they didn't previously have so they can scale with reduced costs and limited additional headcount. He has held other senior leadership positions as a President or divisional executive of several cloud-based SaaS companies, including InterCall, West Corporation (NASDAQ: WSTC), and FreeConferenceCall.com. In each of these roles, he oversaw sales, marketing, product, and operations teams, endeavoring to standardize workflows and improve decision-making with data. This experience has led him to seek out industries in demand of digital work execution, process management and collaboration platforms. He spent a year compiling hands-on market research in manufacturing prior to developing Notiphy. He currently sits on the Software Technology Council of the Fabricators and Manufacturers Association (FMA) and the Emerging Technology Council of the Natural Systems Contractors Association (NSCA). Bob is also a member of The Manufacturing Pathways Consortium, a group of manufacturers, educators, and community partners working together to secure a talent pipeline of highly-skilled manufacturing employees and increasing awareness of career opportunities within the industry. He holds a BS in Business and Managerial Economics from the Kelley School of Business at Indiana University, and a JD from Loyola University Chicago's School of Law. LinkedIn: https://www.linkedin.com/in/wisebob/

Name
James Learner

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/18/2019	Present	Notiphy	Board of Director
09/01/2022	Present	Park Square Capital	Senior Advisor
09/01/2021	Present	Adon Capital	Senior Advisor
02/01/2015	09/01/2022	Kirkland & Ellis LLP	Partner

Short bio: Jim Learner is a member of the board of directors of Notiphy Corporation. Jim was also a corporate partner in the London office of Kirkland & Ellis, where his practice focused on representing private equity funds. Jim was also a member of Kirkland's 15 person Global Management Committee. Jim has over 30 years experience in legal practice in both Chicago and London. He also spent several years as a managing partner at HGGC, LLC, a middle market private equity based in Palo Alto, CA. Jim is a Senior Advisor at Adon Capital, a private equity investment group, and is a Senior Advisor to Park Square Capital, a private credit firm. Jim holds a Juris Doctorate from Harvard Law School and a bachelor's degree in Economics from the University of Michigan. LinkedIn: https://www.linkedin.com/in/james-learner-521b9a8/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

None of the beneficial owners of the issuer's outstanding voting equity securities, owns 20 percent or more of voting power.

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Notiphy is an easy-to-use SaaS-based software that replaces paper and spreadsheets in small to mid-size manufacturers, cannabis cultivators and manufacturers, and warehouse/distribution. It makes labor accountable, efficient, productive, and safer while generating operational data that management teams never previously had, and financial savings in the areas of reducing the need for full-time equivalent hours, errors and wasted time, and hiring and training costs. Companies will also gain operational insights to easily track, validate, and optimize workforce processes and standard operating procedures ("SOP") to uphold good manufacturing practice, International Standardization Organization, and other compliance standards. Even with advances in automation, people still do much of the work and labor is one of the highest operational costs. In addition, a tight labor market has made hiring difficult and increased mistakes, waste, and compliance risk. Lapses in compliance impact safety and result in fines. The only way to improve is to make humans part of the process and understand the interaction of people, processes, and systems. We focus on small to mid-sized companies because they represent a large portion of the market, they are more challenged due to budget and resource constraints, they need easy to use solutions and quick deployment times and are typically lacking data to make informed decisions Notiphy has several competitive advantages • Deployment in days, not weeks • We are not an enterprise resource planning (ERP)-like commitment in time and budget • Our intuitive interface allows for day-one utilization • The data related to the performance of workers, teams, and compliance responsibilities are often not recorded from other existing systems Our go-to-market and sales strategy is focused on working with two types of partners, business process and workflow consultants, and technology providers. Business process and workflow consultants are interested in partnering to deliver SOPs and documentation inside of Notiphy and not on paper. Technology providers see Notiphy as a "tip of the spear" offering that can lead to their solution, like an ERP or manufacturing software, more comprehensive, offerings that are much more expensive and require much greater time commitments. Notiphy is a much quicker time to market and more budget-friendly, but can still provide significant benefits to clients.

Notiphy Corporation currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Notiphy Corporation speculative or risky:**
    1. Notiphy is an early stage technology company and carries some of the following risk factors that are characteristic and may affect the future performance of the Company's business activities: limited operating history, global and domestic economic conditions, lack of liquidity, customer adoption, dilution, dependence on keeping and attracting key personnel, the ability to manage growth and scale, and competition risks. New risks may emerge and management cannot predict those risks or estimate the extent to which they may affect the Company's financial and operating performance.
    2. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's

operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

3. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

4. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

5. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

6. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

7. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

8. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

9. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

10. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

11. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

12. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

13. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not

find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

14. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

15. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

16. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

17. Fundraising outside of the platform. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

18. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

19. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

20. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

21. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

22. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

23. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

24. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

25. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

26. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

27. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

28. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Notiphy Corporation ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,000,863 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The proceeds from this offering are planned to be used primarily for technology development, sales, marketing, and general and administrative expenses.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$49,042
Technology	$4,100	$410,354
Sales	$4,300	$430,371
G&A, Marketing	$1,110	$111,096
Total Use of Proceeds	**$10,000**	**$1,000,863**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Notiphy Corporation must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.46 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	20,000,000	6,650,000	Yes	General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Fourth Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b){2} of the General Corporation Law. For further detail please see the "Notiphy Corporation Fourth Amended and Restated Certificate of Incorporation".
Series A-1 Preferred Stock	2,300,000	2,285,956	Yes	Each of the Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock, and Series A-3 Convertible Preferred Stock are collectively referred to herein as the "Preferred Stock." Voting. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Fourth Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. Preferred Stock Protective Provisions. At any time when shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the "Fourth Amended and Restated Certificate of Incorporation") the written consent or affirmative vote of the requisite holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect. Right to Convert.

				Each share of a series of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable original issue price by the Conversion Price for each series of Preferred Stock (as defined below) in effect at the time of conversion. The "Conversion Price" for each series of Preferred Stock shall initially mean the original issue price for such series of Preferred Stock. The initial Conversion Price for each series of Preferred Stock, and the rate at which shares of each series of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the applicable Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price of a series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest hundred thousandth of a cent). For further detail please see the "Notiphy Corporation Fourth Amended and Restated Certificate of Incorporation".
Series A-2 Preferred Stock	3,700,000	3,318,789	Yes	
Series A-3 Preferred Stock	11,000,000	2,719,720	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Incentive Plan	Common Stock	800,000
A-3 Preferred Stock Warrant		135,984

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in its bylaws for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined by the board and management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has Notiphy Corporation conducted within the past three years?**

Date of Offering:	2020-01-01
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Preferred Stock
Amount Sold:	$1,065,110
Use of Proceeds:	Software development, sales and marketing, G&A
Date of Offering:	2022-10-10
Exemption:	Section 4(a)(2)
Securities Offered:	SAFE
Amount Sold:	$1,000,000
Use of Proceeds:	Software development, sales and marketing, G&A

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Notiphy Corporation (the "Company") is a company organized on 02/28/2019 under the laws of Delaware. Notiphy is an easy-to-use SaaS-based software that replaces paper and spreadsheets in small to mid-size manufacturers, cannabis cultivators and manufacturers, and warehouse/distribution. Under the Company's articles of incorporation, the total number of shares the Company shall have the authority to issue is 20,000,000 shares of common stock, and 11,000,000 shares of preferred stock. 2,300,000 shares of the authorized preferred stock are designated "Series A-1 Convertible Preferred Stock", 3,700,000 shares of the authorized are designated Series A-2 Convertible Preferred Stock" and 5,000,000 shares of the authorized preferred stock are designated "Series A-3 Convertible Preferred Stock". As of the date of the filing of this offering, 6,650,000 shares of common stock, 2,285,956 shares of A-1 preferred stock, 3,318,789 of A-2 preferred stock, and 2,719,720 shares of A-3 preferred stock are issued and outstanding. During 2022, the Company received proceeds of $122,500 from the sale of SAFE notes, which completed a $1,000,000 SAFE note raise. In December 2022, the SAFE notes converted into 2,719,720 shares of A-3 preferred stock. In the year ended December 31, 2021, net revenue amounted to $39,228, while the cost of goods sold was $19,482, resulting in a gross profit of $19,386. For the same year, the total operating expenses were $716,697 and other expenses amounted to $157,448 resulting in a net loss of $854,759. Additionally, the Company raised $877,500 via the sale of SAFE notes during 2021. In the year ended December 31, 2020, the Company did not record any revenues, while the cost of goods sold was $11,322. For the same year, the total operating expenses were $569,016 and other expenses amounted to $1,108 resulting in a net loss of $581,446. Also during 2020, the Company raised $1,065,110.00 through the sale of Series A-2 preferred stock. With this raise, the Company plans to use proceeds primarily for technology development, sales, marketing, and general & administrative expenses.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

   See attachments:

   CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

     1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
          1. **in connection with the purchase or sale of any security?**
          2. **involving the making of any false filing with the Commission?**
          3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

     2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
          1. **in connection with the purchase or sale of any security?;**
          2. **involving the making of any false filing with the Commission?**
          3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

     3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
          1. **at the time of the filing of this offering statement bars the person from:**
               1. **association with an entity regulated by such commission, authority, agency or officer?**
               2. **engaging in the business of securities, insurance or banking?**
               3. **engaging in savings association or credit union activities?**

          2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

     4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
          1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
          2. **places limitations on the activities, functions or operations of such person?**
          3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

     If Yes to any of the above, explain:

     5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Notiphy Corporation answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following are transcripts of videos which will be displayed on the Portal's offering page for the Company. Transcript #1: I'm Bob Wise, President & CEO of Notiphy. I founded the company because I wanted to develop a communication and process management solution for the industrial workspace and manufacturing community and that's what we've developed at Notiphy Corporation. Notiphy is a software platform that provides content and processes, or basic tasks lists down to people at their workstation. My name is Brice Saul, and I am currently the Director of Customer Success at Notiphy. I can be found implementing customer processes, going through some of their task's list, breaking down their pain points in terms of manufacturing and across the board making sure all of the customer needs are met. Notiphy was really developed to benefit the people. Who really needs Notiphy are both the workers, middle management whether it's the plant managers or head of operations, and the owners of the company. People are often trained, and they often forget half of what they learn so they need to have that information at the source of where they're working. So the company is benefiting by allowing them to actually be accountable for going through the process because they're they have to check off so the company knows that they did the work and knows if they didn't do the work and they can address them. The system will provide an alert or notification to supervisors if people actually don't go through the work that they're supposed to do. It's very exciting to see how some of the young people will integrate with a system that they've already been used to. As you know we've grown up with iPhones and tablets and it should be seamlessly easy now to become an operator in this day of age and you know learn a way or mill operation just using a tablet. I think that TMA today and certainly long term is going to be very beneficial to Notiphy because we really want to be out there in the manufacturing community working with those people, talking to them, and really understanding how Notiphy can benefit their business. Transcript #2: The workplace is filled with paper forms; binders, manuals, and dozens of other cluttering components. Keeping these things working for you instead of against you is a battle that piles up over time. Now's the time to cut the clutter with Notiphy! Notiphy is an automated, cloud based, connected worker, collaboration and process management solution that helps manufactures, fabricators, warehouses, and distribution facilities ensure that their employees are more productive, while increasing quality and improving overall safety. With Notiphy, Debbie, the manager, is able to use the digital job traveler application and create real time tasks lists for the workers on the shop floor. From her office she can send information regarding a project as well as track important content within the workflow. This gives Debbie confidence that her employees are performing their work safely and efficiently. Bob, a floor operator, can complete his tasks, review comments he made or other workers have left and organize messages all without leaving his machine. Having access to digital multimedia content inside the tasks has made Bob safe, more productive, and confident that he is correctly following the process, even if he has forgotten aspects of his training. Now, let's say Bob is in need of assistance. Jim, along with the rest of the material handling team, will get Bob's alert. Since Jim is constantly managing the warehouse and over a dozen employees as team lead, he has the capability to check on specific workstations. If a machine is no longer in production, Jim can see which specific user and potential issue may be part of the problem. Although the plant is producing one cohesive unit from the shop floor to the top floor, Notiphy is compiling connectivity analytics and other data points to reveal operational blind spots, decrease costs, and improve overall productivity. That knowledge is then securely stored in Notiphy's app, where it can be easily accessed for recording, compliance, or to just make more intelligent business decisions. Designated people can also get alerts as that data occurs in real time. So ditch the stacks of paper, binders, and cabinets of paper forms and put the power of improved efficiency, quality, safety, and productivity in the palm of your hand. The future of paperless jobs; process management and frontline worker execution is here. Notiphy, automate to operational control.

The following documents are being submitted as part of this offering:

Governance:
   Certificate of Incorporation: certificateofincorporation.pdf
   Corporate Bylaws: corporatebylaws.pdf
Opportunity:
   Offering Page JPG: offeringpage.jpg
Financials:
   Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.notiphy.io

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.